Chittenden CORPORATION

As of December 31, 2000

Presented by:
Paul A. Perrault, Chairman, President and CEO
Kirk W. Walters, EVP & CFO
802-660-1561

This presentation contains "forward-looking statements" which may describe future plans and strategic initiatives. These forward-looking statements are based on current plans and expectations, which are subject to a number of factors and uncertainties that could cause future results to differ from historical performance or future expectations.

Chittenden
CORPORATION

Chittenden Profile

- **Banking assets of $3.8 billion**
- **Banking operations throughout Vermont, western and central Massachusetts, and southern New Hampshire**
- **Listed on the NYSE (CHZ)**
- **Current market capitalization at December 31, 2000 was $791 million**

Local Office Distribution Map



LEGEND
▲ Chittenden Corporation Offices
MAINE
VERMONT
NEW HAMPSHIRE
MASSACHUSETTS
NEW YORK
CONNECTICUT

Chittenden
CORPORATION

Consistently Superior Financial Performance

- **Proven organic earnings growth**
- **Strong net interest margin**
- **Diversified loan portfolio**
- **Low cost efficient sources of funding**
- **Strong fee based revenues in targeted businesses**
- **Efficient cost structure that maximizes profitability**
- **Rational expansion strategy in traditional and specialty banking businesses**
- **Fortress balance sheet: strong capital, conservative reserves, and excellent credit quality**
- **Strong shareholder orientation including active capital management through continued stock repurchases and high dividend payouts**

Strategic Direction

- Enhance and leverage the existing franchise
- Expand the specialized businesses
- Pursue acquisitions of companies

Acquisition Strategy

- Retain strong management
- Strong marketplace potential
- Complementary product lines and/or strong potential for managing costs
- Provide a structure and resources to enhance the acquisition's earnings growth

Chittenden CORPORATION

Core Business

Commercial

- Serves the banking needs of businesses in Vermont, Massachusetts, and New Hampshire, while extending selectively into newer markets either through correspondent banking initiatives or specialized services
- Focus on small and mid-sized businesses and maintain conservative underwriting standards and discipline
- Offer a complete range of services

Consumer

- Strong branch franchise with both a consumer and commercial focus
- Efficient source of low cost deposits with an emphasis on relationship banking
- Excellent source of both consumer loans and small business commercial loans as well as referrals to the company's specialty businesses.

Chittenden
CORPORATION

Business Services

Pomerleau Agency

- **Specializes in commercial property and casualty insurance, with a wholesale brokerage operation covering ten states. Pomerleau Agency carries all standard lines of insurance as well as a program division for specialized coverages. The Agency expanded into Massachusetts and New Hampshire in 2000 and expects to continue to add additional personnel in these markets in 2001. The Agency's gross premium revenue in 2000 was $3.8 million.**

Merchant Services

- **The merchant services group is taking advantage of our larger footprint and focusing on expanding the retail merchant base in Massachusetts and New Hampshire. Volume of transactions processed was $1.1 billion for the year 2000.**

Chittenden CORPORATION

Business Services

Cash Management

- The Company offers a full menu of cash management products to its customers. These cash management products are primarily domiciled on one operating system regardless of the size and sophistication of the customer which provides for excellent efficiency within this business. The cash management business has grown at an annualized rate of 14.4% over the last three years and the Company is allocating additional sales resources to this operation to continue its expansion into Massachusetts and New Hampshire.

Payroll Services

- The Company has been in the payroll business since 1969 and currently services 593 customers. The revenues in this business have grown at an annualized rate of 24.1% over the last three years and the Company is currently expanding its sales efforts in the Massachusetts and New Hampshire markets.

Specialty Businesses

Asset Management Services

- Over $5.2 billion in assets administered at December 31, 2000 for clients utilizing a variety of services including money management, personal trust, corporate trust, and employee benefit plans. Chittenden has full discretionary management over $1.6 billion of these assets.

Corporate Trust

- The Company has been in the corporate trust business since 1980 and operates throughout New England. This low risk, highly efficient operation has grown at an annualized rate of 25.9% over the last three years and derives approximately 50% of its revenues from outside Vermont.

Specialty Businesses

Retail Investments - Broker/Dealer

- The Company established its own broker/dealer in 1998 and currently offers this service throughout its footprint. We are expanding this operation in 2001 by adding additional brokers primarily in Massachusetts and New Hampshire.

Captive Insurance

- Chittenden has long been the leader in providing banking services to the captive insurance industry in Vermont. Vermont is the domicile of choice for domestic captive insurance companies due to its low tax structure. The Company offers transaction, loan, and deposit products to these customers as well as asset management services.

Specialty Businesses

Government Banking

- **The Company has also long been the leader in government banking in Vermont and is expanding its efforts through its affiliate banks in Massachusetts and New Hampshire. The Company offers a wide array of transaction, loan, and deposit products to its government banking customers and is viewed as a financial resource by these entities. At December 31, 2000 the Company had approximately $86 million in loans and $324 million in deposits related to the government banking business.**

Automotive Finance

- **Our automotive finance business is a discretionary asset generator that operates throughout our franchise in Vermont, Massachusetts and New Hampshire. This portfolio represents 11.6% of total loans and is comprised of $194 million in loans and $136 million in leases. The Company insures the residual value of its leasing assets to minimize the exposure to market changes.**

Specialty Businesses

Mortgage Banking

- **The company has recently consolidated its mortgage origination operations into Mortgage Service Center of New England, which is based in Brattleboro, Vermont. MSC will service all of the affiliate banks as well as its traditional customer base which is primarily focused on credit unions and smaller banks throughout New England. Originations for the year 2000 were $259 million, of which approximately 69% was sold to the secondary market.**
- **Continued focus on maintaining an efficient servicing operation, with over $2.0 billion in servicing at December 31, 2000. Chittenden has originated substantially all of its servicing and has approximately $14.2 million in servicing assets on its books.**

Chittenden CORPORATION

Financial Summary

	12/31/00	12/31/99	12/31/98	12/31/97
Per Common Share				
Basic Earnings (operating)	**$2.20**	**$1.95**	**$1.76**	**$1.73**
Diluted Earnings (operating)	**$2.18**	**$1.92**	**$1.73**	**$1.70**
Diluted Earnings	**$2.15**	**($0.09)**	**$1.73**	**$1.70**
Dividends	**$0.94**	**$0.81**	**$0.69**	**$0.95** *
Book Value	**$13.11**	**$12.77**	**$14.02**	**$13.21**
Performance Ratios				
Return on Average Equity (operating)	**17.44%**	**14.69%**	**13.05%**	**13.77%**
Return on Average Assets (operating)	**1.56%**	**1.34%**	**1.22%**	**1.27%**
Net Interest Margin	**4.73%**	**4.67%**	**4.71%**	**4.88%**
Efficiency Ratio	**54.47%**	**58.36%**	**60.08%**	**59.95%**
Credit Quality Data				
NPAs to Loans & OREO	**0.42%**	**0.33%**	**0.72%**	**1.02%**
Loan Loss Reserve to NPLs	**353.85%**	**447.87%**	**230.66%**	**188.27%**
Loan Loss Reserve to Loans	**1.41%**	**1.42%**	**1.50%**	**1.68%**
Net Charge-Offs to Average Loans	**0.32%**	**0.30%**	**0.46%**	**0.43%**
Capitalization				
Leverage Ratio	**8.64%**	**8.17%**	**7.58%**	**7.35%**
Tier 1 Capital Ratio	**10.88%**	**11.96%**	**10.76%**	**10.82%**
Risk-Based Assets Ratio	**12.14%**	**13.23%**	**12.02%**	**12.14%**

*** Includes special dividend**

Chittenden CORPORATION

Consolidated Statement of Income

(in thousands, except per share amounts)	12/31/00	12/31/99	12/31/98	12/31/97
Net interest income	$167,072	$175,485	$173,706	$160,861
Provision for possible loan losses	8,700	8,700	8,235	7,300
Noninterest income:				
Investment Management	13,817	14,290	12,913	11,363
Service Charges on Deposits	13,875	18,330	19,785	17,172
Mortgage Income	7,071	8,950	11,008	7,698
Merchant Services, Net	5,349	5,545	6,114	6,069
Insurance Commissions, Net	2,894	2,538	2,878	1,327
Other	11,804	13,750	13,996	11,890
Total Noninterest Income	54,810	63,403	66,694	55,519
Noninterest expense:				
Salaries	55,446	61,732	60,414	52,883
Employee benefits	9,125	13,138	16,563	15,711
Net Occupancy Expense	16,213	21,379	25,248	21,143
Data Processing	11,160	10,618	6,937	7,516
Amortization of Intangibles	2,101	4,022	5,895	3,911
Other	31,584	34,248	37,490	35,279
Special Charges	833	58,472	0	0
Total Noninterest Expense	126,462	203,609	152,547	136,443
Income before income taxes	86,720	26,579	79,618	72,637
Provision for income taxes	28,033	29,075	29,840	26,105
Net income	$58,687	($2,496)	$49,778	$46,532
Operating earnings - after tax	$59,479	$54,909	$49,778	$46,532

Chittenden CORPORATION

Consolidated Balance Sheets

(in thousands)	12/31/00	12/31/99	12/31/98	12/31/97
Assets:				
Securities & Cash	$776,213	$818,114	$1,280,793	$1,137,922
Loans	2,901,048	2,907,735	2,792,973	2,730,072
Allowance for Loan Losses	(40,255)	(41,079)	(41,209)	(45,664)
Other Real Estate Owned	513	416	1,870	4,839
Other Assets	132,342	143,110	221,625	247,433
Total	$3,769,861	$3,828,296	$4,256,052	$4,074,602
Liabilities and S/E:				
Demand Deposits	$530,975	$533,607	$614,729	$531,490
Savings & MMAs	1,934,227	1,807,843	2,032,717	1,840,783
CDs < $100,000	615,336	649,051	834,709	881,492
CDs >$100,000	211,869	215,084	198,090	189,952
Total Deposits	3,292,407	3,205,585	3,680,245	3,443,717
Short -term Borrowings	93,757	196,923	135,913	200,206
Other Liabilities	41,631	63,328	48,332	54,810
Total Liabilities	3,427,795	3,465,836	3,864,490	3,698,733
Stockholders' Equity	342,066	362,460	391,562	375,869
Total	$3,769,861	$3,828,296	$4,256,052	$4,074,602

Chittenden CORPORATION

A Diversified Loan Portfolio of Excellent Quality


Consumer-Direct 1.62%
Consumer-Indirect 14.19%
Home Equity 4.91%
Commercial 18.06%
Commercial Real Estate 25.33%
Residential Real Estate 30.95%
Construction 2.02%
Municipal 2.92%

Total Loans at December 31, 2000 were $2.9 billion

Chittenden Corporation

Strong Core Funding


Borrowings 2.75%
CDs>100 6.26%
CDs<100 13.38%
Demand Deposits 15.68%
IRAs 4.80%
NOWs 11.13%
Cash Management 15.27%
Savings 10.29%
Money Market 20.44%

Total Funding at December 31, 2000 was $3.4 billion

Chittenden CORPORATION

A Strong Diversified Stream of Noninterest Income



Loan Fees
4.42%
ATM/Debit Card
Income
6.54%
Other Income
5.75%
Payroll
1.51%
Mortgage Banking
12.90%
Cash Mangement
4.86%
Asset
Management
25.21%
Deposit Fees
20.46%
Broker/Dealer
3.31%
Insurance
Commissions
5.28%
Merchant / Credit
Card
9.76%

Fee Income for the year ending December 31, 2000 was $54.8 million

Chittenden
CORPORATION

A Compelling Story

- Recognized competency in an attractive business mix
- Well thought out acquisitions which provide strong earning growth opportunities
- Low risk execution orientation provides an understandable opportunity
- Proven leadership provides aggressive focus to achieve superior financial results
- Well established and tangible shareholder orientation

Chittenden

CORPORATION

The focus is on performance

Visit our website for a wide range of products, latest financial reports and up-to-the-minute stock quotes offered at: **www.chittenden.com**